UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)*


                               SENECA FOODS CORPORATION
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                                   (Name of Issuer)

                             COMMON STOCK, $.25 PAR VALUE
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                            (Title of Class of Securities)

                                     817 070 105
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                                    (CUSIP Number)

                              Edwin S. Marks, President
                                      CMCO, Inc.
                                 135 East 57th Street
                               New York, New York 10022
                                    (212) 909-8400
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    March 1, 1995
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               (Date of Event which Requires filing of this Statement)

                         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         Check the following box if a fee is being paid with the statement [ ].


                                  Page 1 of 7 pages

                                     SCHEDULE 13D


          CUSIP No.  817 070 105             Page  2  of  7  Pages
                     -----------                  ---    ---

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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         CMCO, INC.

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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                    (b) [ ]
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          3    SEC USE ONLY


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          4    SOURCE OF FUNDS*

                         WC
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

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          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         New York
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                              7    SOLE VOTING POWER
          NUMBER OF
                                             232,568 shs.
          SHARES              ---------------------------------------------
                              8    SHARED VOTING POWER
          BENEFICIALLY
                                             -0-
          OWNED BY            ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER
          EACH
                                             232,568 shs.
          REPORTING           ---------------------------------------------
                              10   SHARED DISPOSITIVE POWER
          PERSON WITH
                                             -0-
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          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         232,568 shs.
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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.02%
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          14   TYPE OF REPORTING PERSON*

                         CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


          CUSIP No.  817 070 105             Page  3  of  7  Pages
                     -----------                  ---    ---


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          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Edwin S. Marks

          -----------------------------------------------------------------
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                                    (b) [ ]

          -----------------------------------------------------------------
          3    SEC USE ONLY


          -----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                         PF
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          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

          -----------------------------------------------------------------
          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
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                              7    SOLE VOTING POWER
          NUMBER OF
                                             132,500 shs.
          SHARES              ---------------------------------------------
                              8    SHARED VOTING POWER
          BENEFICIALLY
                                             327,088 shs.
          OWNED BY            ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER
          EACH
                                             132,500 shs.
          REPORTING           ---------------------------------------------
                              10   SHARED DISPOSITIVE POWER
          PERSON WITH
                                             327,088 shs.
          -----------------------------------------------------------------
          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         459,588 shs.
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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         15.85 %
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          14   TYPE OF REPORTING PERSON*

                         IN
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 5 is being filed by CMCO, Inc. (formerly Carl Marks & Co. Inc.) ("CMCO") and Edwin S. Marks ("Marks") (CMCO and Marks sometimes collectively the "Filing Persons"). CMCO had filed an initial Schedule 13D reporting its interests in the Common Stock, $.25 par value (the "Seneca Common Stock"), and amendments thereto, with the last amendment being Amendment No. 4, dated March 27, 1991. Marks had filed an initial Schedule 13D, dated April 2, 1991 reporting his interests in the Seneca Common Stock. Because of the relationship between CMCO and Marks, they decided to report jointly their interests in Seneca Common Stock. This Amendment No. 5 shall also constitute the termination of the separate filing by Marks. Except to the extent set forth in this Amendment, the information in the prior filings by the respective Filing Persons remains in effect.


          Item 2.  Identity and Background
                   -----------------------

               (a) The names of the persons filing this Schedule are CMCO, Inc. and Edwin S. Marks.

                    The Filing Persons are filing this Amendment to the
          Schedule in the event that they are deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

          Item 4.  Purpose of Transaction.
                   ----------------------

               Item 4 is amended by addition of the following:

               Each of the Filing Persons plans from time to time to evaluate his respective interests in the Issuer. Acting individually or together each may purchase additional shares of Seneca Common Stock in open market or private transactions, or may dispose of their shares depending upon market conditions and other factors, such as alternative investment opportunities, general economic and money conditions and the performance of the Seneca Common Stock, as well as other factors deemed relevant from time to time.

          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

               (a) At March 1, 1995, CMCO beneficially owned 232,568 shares of Seneca Common stock. This represents approximately 8.02% of the outstanding Seneca Common Stock (based upon 2,796,555 shares outstanding as of November 30 1994, as reported in the Issuer's Form 10-Q for the fiscal quarter ended October 31, 1994.

                     At March 1, 1995, Marks beneficially owned 459,588 shares of Seneca Common Stock, comprising approximately

          15.8% of the outstanding shares, which included 94,520 shares of Seneca Common Stock beneficially owned by his wife Nancy A. Marks and 232,568 shares of Seneca Common Stock beneficially owned by CMCO.

               (b) CMCO has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 232,568 shares of Seneca Common Stock. These powers would be exercised for CMCO by its executive officers or the Board of Directors.

                    Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 132,500 shares of Seneca Common stock. He shares such powers to vote and to dispose of 327,088 shares of Seneca Common Stock, consisting of 94,520 shares of which he shares such powers with his wife and of 232,568 shares by virtue of being President of CMCO.

               (c)  None.

               (d) No person other than the Filing Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Seneca Common Stock listed in this Item 5.

               (e)  Not applicable.

          Item 7.   Material to be Filed as Exhibits.
          ------    --------------------------------

               Joint Filing Agreement, dated March 2, 1995 between CMCO and
          Marks.

                                      SIGNATURES
                                      ----------


                    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          Date:  March 2, 1995



                                          CMCO, INC.


                                          By: /s/ Mark L. Claster
                                              -------------------------

                                          /s/ Edwin S. Marks
                                          ----------------------------
                                                EDWIN S. MARKS

                                JOINT FILING AGREEMENT
                                ----------------------



                     In accordance with Rule 13d-1(f) under the Securities

           Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 5 to a

           Statement on Schedule 13D (including subsequent amendments thereto) with respect to the Common Stock of Seneca Foods

           Corporation.  The joint filing or filings shall be signed by each of the persons named below and shall include a statement that neither such person is making any representations with respect to information included in such filing which has been furnished by the other.  This Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence

           thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 2nd day of March, 1995.



                                         CMCO, INC.

                                         By:  /s/ Mark L. Claster
                                             -------------------------


                                         /s/ Edwin S. Marks
                                         -----------------------------
                                               EDWIN S. MARKS